Exhibit 99.1

Safe-T Group Ltd. Expects Record First Half 2022 Revenue of More Than $8.6
Million, Representing Growth of ~175% Over the First Six Months Results of
2021

Operating Results Expected to Continue to Improve in Second Quarter of 2022 and Beyond

HERZLIYA, Israel, July 6, 2022 - Safe-T® Group Ltd. (Nasdaq: SFET) (TASE: SFET) (“Safe-T” or the “Company”), a global provider of cybersecurity and privacy solutions to consumers and enterprises, today provided preliminary revenue guidance for the first half of fiscal 2022.

Based upon a preliminary, unaudited review, Safe-T expects to report revenues for the second quarter ended June 30, 2022, of approximately $4.6 million, an increase of approximately 150% over the $1.8 million reported for the second quarter of 2021. Revenues for the six months ended June 30, 2022 are expected to exceed $8.6 million, compared to revenues of $3.1 million in the first six months of 2021, representing growth of approximately 175%. Revenue growth continues to be driven by the Company’s ongoing investment in its leading privacy products.

Shachar Daniel, Chief Executive Officer of Safe-T, stated, “We are pleased with Safe-T’s growth in the first half of 2022, reflecting the positive contributions generated across our business lines as customer demand for our recently introduced privacy and cybersecurity offerings continues to increase. In addition to the topline growth, during the second quarter of 2022, we have begun to see the early positive impacts of our cost reduction plan especially in our enterprise cybersecurity business. Furthermore, with the elimination of litigation expenses announced last month, we expect continued improvement in our operating results throughout the second half of the year.”

Safe-T expects to release the fully reviewed financial statements on or before August 31, 2022.

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq: SFET) (TASE: SFET) is a global provider of cyber-security and privacy solutions to consumers and enterprises. The Company operates in three distinct segments, tailoring solutions according to specific needs. The segments include enterprise cyber-security solutions, enterprise privacy solutions, and consumer cyber-security and privacy solutions.

Our cybersecurity and privacy solutions for consumers provide a wide security blanket against ransomware, viruses, phishing, and other online threats as well as a powerful, secured, and encrypted connection, masking their online activity and keeping them safe from hackers. The solutions are designed for advanced and basic users, ensuring full personal protection for all personal and digital information.

Our cybersecurity solutions for enterprises, designed for cloud, on-premises and hybrid networks, mitigates attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organizational data access, storage and exchange use cases, from outside the organization or within, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust. Our ZoneZero® solutions are available by our reseller, TerraZone Ltd., a global information security provider, as a solution or cloud service.

Our privacy solutions for enterprises are based on our world’s fastest and most advanced and secured proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. Our network is the only one comprised of both millions of residential exit points and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability, and the speed of the service.

For more information about Safe-T, visit www.safetgroup.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses preliminary unaudited estimates of revenues for the three- and six-month periods ended June 30, 2022, the impact of its cost reduction efforts and its outlook for the second half of 2022. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 29, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The Company is providing revenue estimates in this press release, rather than final amounts, primarily because the financial closing process and review are not yet complete and, as a result, the Company’s final results upon completion of its closing process and review may vary from these preliminary estimates.

INVESTOR RELATIONS CONTACTS:

Steve Gersten, Director of Investor Relations
Safe-T Group Ltd.

813-334-9745
investors@safe-t.com

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com